Exhibit 99.1

Foresight Automotive Expands its Technological Scope into Full Autonomous Driving Solutions for Unmanned Ground and Aerial Vehicles and Appoints New CTO to Lead the Field

New autonomous platform will integrate 3D perception based on visible light and thermal sensors, with real-time decision making and vehicle actuators based on advanced AI models and vehicle actuators’ operations, with an initial autonomous kit targeted for customer evaluation in the first half of 2027

NESS ZIONA, Israel, September 18, 2026 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, announced today a new technology strategy for its automotive division, focused on developing a full autonomous stack for Unmanned Ground Vehicle (“UGV”) and Unmanned Aerial Vehicle (“UAV”) applications. This initiative will expand Foresight’s capabilities beyond 3D perception and sensing toward real-time decision making and autonomous vehicle operations, with an initial focus on off-road applications, such as defense, agriculture, heavy machinery, and drones.

To lead this next generation of autonomous driving solutions, Foresight Automotive Ltd. (“Foresight Automotive”) has appointed Shlomo Hillel as Chief Technology Officer. Concurrently, Mr. Levy Zruya, the Company’s Chief Technology Officer, resigned from his position, effective as of September 15, 2026. Mr. Hillel is a multidisciplinary technology executive and electronics engineer with extensive 25 years’ experience in electro-optics, computer vision, artificial intelligence, embedded systems, sensor fusion, and autonomous platforms. In his role, Mr. Hillel will lead Foresight Automotive’s technology strategy and the development of next-generation perception and autonomous driving systems, with a focus on transforming advanced innovation into robust, scalable serial production solutions for multi off-road use cases. Mr. Hillel holds a BSc degree in Electronics Engineering.

Foresight’s next generation autonomous stack is designed around three layers of technology: (1) 3D perception based on visible light and thermal sensors; (2) real-time decision making based on advanced artificial intelligence models; and (3) vehicle actuators’ operations, including vehicle braking systems and steering wheel maneuvers.

By integrating these capabilities into a single autonomous platform, Foresight aims to provide an autonomous one stop shop kit for UGV and UAV applications, enabling advanced autonomy functionality and capabilities in challenging environments.

The autonomous kit is expected to be available for potential customer evaluation during the first half of 2027.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing advanced three-dimensional (3D) perception systems and cellular-based applications. Through its wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd., and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment, and UAVs.

Eye-Net Mobile develops next-generation vehicle-to-everything collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in urban mobility environments. By leveraging cutting-edge artificial intelligence technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users via smartphones and other smart devices within vehicles.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on X, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “aims,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the expected advantages, benefits and capabilities of its technology and its autonomous stack product, the anticipated use cases for its autonomous stack product and the expected success thereof, and its expectation that the autonomous kit will be available for potential customer evaluation and the timing thereof. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 25, 2026, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the content of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com